American Petro-Hunter Inc.

16055 Fraser Highway, Suite 205

Surrey, B.C., Canada

V3S 2W9

Telephone: (604) 507-2181      Fax: (604) 507-2187

December 21, 2005

United States Securities and Exchange Commission,

Washington, D.C. 20549

Attention: Jill S. Davis, Branch Chief

Dear Ms Davis

RE: American Petro-Hunter Inc., Your File 0-22723

Form 10KSB for Fiscal Year Ended December 31, 2004

Form 10QSB for Fiscal Quarter Ended March 31, 2005

In reply to your letters of August 5 and 18, 2005, we wish to advise that we have now filed the amended 10KSB for the fiscal year ended December 31, 2004.

The following are comments numbered in accordance with your letter.

1.

(Item 8 Changes in Accountants, page 8)  This information has been added in the amended 10KSB.

2.

(Item 8A, Control Procedures, page 8)  This information has been amended as requested in the amended 10KSB.

3.

On November 30, 2005, the Company filed a Form 8-K advising that it was changing its auditors from Ernst & Young back to Morgan & Company. This facilitated completion of the audit of the inception to date information, as Morgan had been the auditor for most of the years involved, and it would have taken longer, as well as being much more expensive, to have had Ernst & Young complete the inception to date audit. As Morgan re-audited the December 31, 2004 fiscal year, the audited statements submitted with the amended 10KSB are signed off by Morgan as to both 2004 and 2003; we therefore believe that Item 3 of your letter has been resolved.

4.

 The delay in filing the 8-K was due to a communications problem between the Company and its U.S. legal counsel. Upon receipt of your letter we immediately took steps to resolve this matter, with the result that the 8-K was filed on August 9, 2005. As a result of a subsequent letter from you dated August 18, 2005 requesting changes to this filing, we filed an amended 8-K on August 22, 2005 which corrected the filing in accordance with the changes requested in that letter. In September, 2005, the Company filed another 8-K to record the fact that Moore Stephens Ellis Foster Ltd was taken over by Ernst & Young, with the result that Ernst & Young were now the auditors of the Company.

5.

The financial statements of the Company for the fiscal year ended December 31, 2004 have been amended to reflect the fact that the Company is in the “exploratory stage”.

As the Company has only just received the re-audited financial statements for the fiscal year ended December 31, 2004, it will now proceed to amend the 10QSB’s for the periods ended March 31, June 30, and September 30, 2005 to comply with the inception to date and other requirements as noted above. These quarterlies will be submitted to our auditors for review and will then be filed as promptly as possible. We will advise you when this is completed, which should be by January 10, 2006 or sooner.

As requested, the Company hereby acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

AMERICAN PETRO-HUNTER INC.

/s/ Peter G. Rook-Green

Peter G. Rook-Green, CMA

Chief Financial Officer